January 27, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:              Jeff Riedler, Assistant Director

Re:                             Cubist Pharmaceuticals, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed February 29, 2008

File No. 000-21379

Dear Mr. Riedler:

This letter is being furnished in response to the comments contained in the letter (the “Comment Letter”) dated December 18, 2008 from you to Michael W. Bonney, President and Chief Executive Officer of Cubist Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K, File No. 000-21379 (the “Annual Report”).  For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Company’s response.

Form 10-K

Item 1. Business, page 4

1.                                       Please revise the description of the license agreement with Eli Lily [sic] to quantify the payments made to date and disclose when the license agreement expires.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) (italicized text indicates new disclosure):

We have exclusively licensed rights from Eli Lilly and Company, or Eli Lilly, under U.S. patents and foreign patents related to the composition, manufacture, and use of daptomycin, the active ingredient in CUBICIN. To date, under our license agreement with Eli Lilly, we have made payments to Eli Lilly of $1.15 million for milestones, which were paid in Cubist common stock, and approximately $91.1 million for royalties on sales of CUBICIN, which were paid in cash.

Unless terminated earlier in accordance with its terms, our license agreement with Eli Lilly expires on the later of: (a) the expiration of the last-to-expire of the patents assigned or licensed under the agreement; or (b) the end of the tenth year from the date of first sale of CUBICIN in any of the United States, Canada, Japan, the United Kingdom, Germany, France, Italy, Spain, Switzerland, Netherlands or Belgium in which know-how royalties are due under the agreement.

2.                                       Please revise the description of the agreement with Novartis to disclose when the agreement expires.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its 2008 10-K (italicized text indicates new disclosure):

Novartis AG, or Novartis, through a subsidiary, is responsible for regulatory filings, sales, marketing and distribution costs in Europe, Australia, New Zealand, India, and certain Central American, South American and Middle Eastern countries. Unless terminated earlier in accordance with its terms, our license agreement with Novartis’s subsidiary expires on the later of: (a) expiration of the last-to-expire of the CUBICIN patents owned by Cubist or jointly-owned by Cubist and Novartis’s subsidiary; (b) the date on which there no longer exists a claim of a pending CUBICIN patent application owned by Cubist or jointly-owned by Cubist and Novartis’s subsidiary; and (c) the earlier of: (i) generic daptomycin sales reaching 30% of the total market share for all daptomycin sales in Novartis’s territory, and (ii) June 30, 2020.

3.                                       We note your statement that Hospira converts API into vialed formulation of CUBICIN. However, it appears that the agreement initially entered into with Abbott Laboratories involved development activities and potential milestone payments to be made by Cubist. Please revise the description of this agreement to describe Hospira’s development obligations under the agreement, quantify the milestone payments made to date and the aggregate amount of potential remaining milestone payments.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its 2008 10-K (italicized text indicates new disclosure):

In April 2000, we entered into an agreement with Hospira, Inc., or Hospira, formerly the core global hospital products business of Abbott Laboratories. Under this agreement, Hospira currently converts API into our finished, vialed formulation of CUBICIN.  Under the original agreement with Hospira, Hospira had certain development obligations to assist us in obtaining an approved new drug application, or NDA, covering CUBICIN. Hospira has no further development obligations under the agreement and we have paid Hospira approximately $650,000 in milestone payments as full payment for its performance of these obligations.  Under an amendment to this agreement, which we entered into with Hospira in June 2008, Hospira has additional development obligations relating to: (a) the validation of a second facility where Hospira will be able to provide fill/finish services for CUBICIN; (b) the validation of a new vial size for the supply by Hospira of CUBICIN vials; and (c) our ability to have Hospira provide us with packaging and labeling services for CUBICIN.  We are paying Hospira to perform these development obligations, but there are no milestone payments associated with the services.

4.                                       Please revise the description of the agreement with ACS Dobfar to disclose the minimum purchase requirements and when the agreement expires.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its 2008 10-K (italicized text indicates new disclosure):

We have entered into a manufacturing and supply agreement with ACS to manufacture and supply us with CUBICIN API for commercial purposes. ACS is our sole provider of our commercial supply of CUBICIN API. Pursuant to our agreement with ACS, ACS currently stores some CUBICIN API at its facilities in Italy.  Under our agreement with ACS, we are required to purchase at least one thousand kilograms of CUBICIN API in each calendar year until the expiration of the agreement on December 31, 2015, unless the agreement is terminated earlier in accordance with its terms.

Intellectual Property Portfolio, page 10

5.                                       Please disclose when the five patents owned by Cubist related to the drug product, manufacture, and/or administration or use of daptomycin expire.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its 2008 10-K (italicized text indicates new disclosure):

The primary composition of matter patent covering daptomycin in the U.S. has expired; however, currently there are five issued U.S. patents owned by or exclusively licensed to Cubist that cover the drug product, manufacture, and/or administration or use of daptomycin.  These patents and their expiration dates are as follows:

Patent No.	Expiration Date
6,852,689	September 2019
6,696,412	November 2020
6,468,967	September 2019
RE39,071	June 2016
4,885,243	August 2010

Definitive Proxy Statement

Item 11. Executive Compensation, page 9

6.                                       Please revise the discussion to more specifically describe the corporate performance goals, each executive officer’s individual goals, explain which goals were successfully met and explain how bonuses and stock option awards were determined based on the successful achievement of these goals. Please note, to the extent that the goals were quantified, the description should also be quantified.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure similar to the following in its Proxy Statement, which is incorporated by reference into its 2008 10-K, with appropriate changes to reflect changes in the Company’s compensation programs and named executive officers (italicized text indicates new disclosure):

Compensation Elements and Determinations

Base Salary.  We target starting base salaries at the median of the marketplace for the following reasons:

• We have a pay-for-performance philosophy, which emphasizes incentive pay and is determined based on corporate and individual performance.

• This approach ensures that we are competitive in paying for the base value of the position, yet still allows us to emphasize performance.

In certain circumstances, starting base salaries higher than the median are offered for positions that require more complex work, have critical value to the company, are in high demand in the marketplace and have fewer qualified candidates, or in situations where candidates enter the position with extraordinary relevant experience. Higher base salaries may also be paid over time to reflect superior individual performance. Base salaries are considered for increases annually.

After taking into account the benchmarking and evaluation criteria described above, Mr. Bonney’s 2007 base salary was set at $435,000, which represented a 4.8% increase from his 2006 base salary.  The Compensation Committee determined that Mr. Bonney performed at a high level, as evidenced by the overall strength of his leadership, his past and potential future contributions to the company, and to a lesser extent, to our 2006 performance. In 2006, the Board determined that our level of achievement against corporate goals was 85%; this is described in the Compensation Discussion and Analysis section of our 2006 Proxy Statement. The Compensation Committee continues to maintain Mr. Bonney’s base salary below the median of the market due to the Compensation Committee’s and Mr. Bonney’s desire to demonstrate leadership in keeping Mr. Bonney’s pay reasonable and consistent with our other Executive Officers. Mr. Bonney’s 2007 base salary was at the 25th percentile as compared to the peer group and survey data used by the Compensation Committee.

The 2007 base salaries of our Named Executive Officers (other than Mr. Bonney) are set forth in the Summary Compensation Table.  The Compensation Committee set these salaries based upon the benchmarking and evaluation criteria described above.  These Named Executive Officers’ 2007 base salaries were on average at about the 60th percentile as compared to the peer group and survey data used by the Compensation Committee.

Annual performance awards.  We provide for an annual cash performance award under our written Short Term Incentive Plan, or the 2007 STIP, which is filed with the SEC.  We target annual cash awards that allow total cash compensation to exceed the median of the marketplace depending upon individual and corporate performance for the following reasons:

• To encourage specific short-term Executive Officer behaviors that create and protect company and stockholder value.

• To focus Executive Officers on important short-term business objectives that are expected to have a positive long-term impact on our success.

• To provide competitive cash compensation packages if goals are met or exceeded.

• To reward the accomplishment of specific corporate and individual goals during the year.

The key features of the 2007 STIP are as follows:

• Set the target awards, expressed as a percentage of base salary, for each Executive Officer, as follows:

Executive Level	2007 Target Percentage (as a percent of base salary)
CEO	80%
Chief Operating Officer and Chief Financial Officer	50%
Other Executive Officers	40%

The target awards are designed to provide similar award opportunities to our Executive Officers as the target award opportunity for executives at comparable companies. The Chief Operating Officer’s and Chief Financial Officer’s target awards are higher than our other Executive Officers (except for Mr. Bonney) because of the competitiveness in the marketplace for these roles, as well as the relative importance of their positions within the company.

• Set the weighting of goals as between corporate and individual goals for our Executive Officers, as follows:

Executive Level	Portion of Award Tied to Corporate Results	Portion of Award Tied to Individual Results
CEO	100%	0%
Other Executive Officers	60%	40%

• Required us to achieve at least 70% of our corporate goals for any annual performance awards to be  paid.  We believe that achievement of this minimum level of performance is necessary to justify the payment of any performance award, and that this minimum performance threshold is reasonable and consistent with industry practices.

• Provides the Board with the discretion to reduce, increase or eliminate award payments in the event that we fail to substantially achieve our corporate goals, regardless of whether we have achieved at least 70% of our corporate goals.

• Provides that the maximum annual performance awards that can be paid are 200% of the target award.

In December 2006, Mr. Bonney proposed 2007 corporate goals to the Compensation Committee. The Compensation Committee discussed the proposed corporate goals with Mr. Bonney, incorporated appropriate modifications and made a recommendation to the full Board. The full Board discussed the recommendations of the Compensation Committee and approved the proposed corporate goals. Mr. Bonney discussed our performance with the Compensation Committee and the Board on a regular basis throughout 2007.  The corporate, along with the individual goals described below, were set with a reasonable level of difficulty that requires that the company and our Executive Officers perform at a high level in order to meet the goals and the likelihood of attaining these goals is not assured.   The high degree of difficulty of our corporate goals is evidenced by our historical level of achievement against corporate goals: 96% in 2007 (as calculated in the table below), 85% in 2006, 105% in 2005 and 95% in 2004.

For 2007, our corporate goals and our achievement against such goals were as follows:

Corporate Goal	Weighting	Achievement Against Goal
• Net revenue • U.S.: $265 million • Rest of the world: $8 million	40%	43%

• Profit before tax: $45 million	10%	11%

• Pipeline: Clinical • One new clinical stage compound is acquired and advances on plan	20%	10%

• Pipeline: Discovery (Pre-Phase 1) • Three productive programs (productive defined as progressing through proposed stages within 1 month of plan)	20%	20%

• People development • Improve voluntary turnover to a defined percentage • Integrate leadership planning into recruiting activity and business planning • Expand individual development planning to all employees	10%	12%

		Total = 96%

Mr. Bonney’s annual performance award is determined primarily by reference to our achievement against corporate goals.  Our other Executive Officers have individual goals and, as noted above, their level of achievement against such goals factors into their annual performance award.   The individual goals for these Executive Officers are determined by Mr. Bonney and are designed to focus them on individual behaviors that support our overall performance and success.  These goals generally consist of both objective and subjective goals that are relevant to the Executive Officer’s responsibilities.  Each Executive Officer’s level of achievement against his or her individual goals is initially determined by Mr. Bonney and is finally determined by the Compensation Committee.   The following is a summary of the 2007 individual goals of our

Named Executive Officers (other than Mr. Bonney) and the level of achievement of each such Named Executive Officer against his individual goals:

•

Rob Perez: A substantial portion of Mr. Perez’s individual goals related to the achievement of Cubicin worldwide sales and supporting launches of Cubicin outside the U.S. Mr. Perez’s level of achievement against his individual goals was determined to be 113%.

•

David McGirr: The weighting of Mr. McGirr’s individual goals were spread relatively evenly over operational finance goals, corporate financial goals and people development. Mr. McGirr’s level of achievement against his individual goals was determined to be 100%.

•

Lindon Fellows: A substantial portion of Mr. Fellows’s individual goals related to maintaining defined Cubicin inventory levels and reducing COGS. Mr.Fellows’s level of achievement against his individual goals was determined to be 107%.

•

Chris Guiffre: The weighting of Mr.Guiffre’s individual goals were spread relatively evenly over the performance of the departments that report to Mr. Guiffre and organizational and people development. Mr. Guiffre’s level of achievement against his individual goals was determined to be 100%.

Mr. Bonney was awarded a 2007 annual performance award of 100% of his target award, or $348,000, which was paid in February 2008.  This performance award was determined based on our achievement of 96% of our 2007 corporate goals and the Board exercising its discretion to adjust Mr. Bonney’s annual performance upward in recognition of his significant contribution to our achievement of our corporate goals and his contribution to successfully dealing with unanticipated challenges that did not fit within the parameters of the corporate goals.    Taken together, the 2007 base salary and annual performance awards paid to Mr. Bonney were at about the 50th percentile compared to the peer group and survey benchmarking data used by the Compensation Committee.

The annual performance awards for our Named Executive Officers were calculated using the formula set forth in the 2007 STIP and as described above.  The Compensation Committee chose not to exercise its discretion to adjust these annual performance awards up or down. Details of the 2007 annual performance awards for these Named Executive Officers (which were paid in February 2008) can be found in the Summary Compensation Table in this Proxy Statement.   Taken together, the 2007 base salary and annual performance awards paid to these Named Executive Officers were at about the 55th percentile compared to the peer group and survey benchmarking data used by the Compensation Committee.

Long-term incentive awards.  Executive Officers are eligible to receive long-term incentive awards based on performance in order to tie a significant portion of the Executive Officers’ compensation directly to our performance.  Through 2007, our long-term incentives consisted solely of stock options.   In 2006 and 2007, we reconsidered our use of stock options as our sole long-term incentive vehicle and considered alternative equity instruments including restricted stock, restricted stock units, performance shares, stock appreciation rights, and cash long-term incentive plans. To date, we have elected to continue to grant only stock options for our long-term incentive compensation because the emphasis of our long-term incentive strategy has been to only reward executives for increasing the value of the company for stockholders. We will continue to review this approach to long-term incentives taking into account the financial statement impact of different long-term incentive instruments, tax considerations, executive retention, market competitiveness and our overall compensation strategy and philosophy.

We use long-term incentives and target them at or above the median of the marketplace for the following reasons:

• To focus Executive Officers on multi-year results.

• To provide Executive Officers with a financial interest in the appreciation of the value of our common stock and focus them on long-term financial objectives.

• To align Executive Officer interests with stockholder interests and to create motivation to increase stockholder value.

• To provide Executive Officers with a compensation package that is competitive with comparable companies.

• To retain Executive Officers over the long-term through the use of vesting. Stock options vest 25% per year (6.25% per quarter) over 4 years and remain in effect for 10 years.

The Board’s determination to grant Mr. Bonney 125,000 stock options in February 2007 was made after careful consideration of the benchmarking and other evaluation criteria described above, with significant emphasis placed on Mr. Bonney’s overall contributions to our 2006 performance and Mr. Bonney’s potential future contributions to our performance.   As noted above, in 2006, the Board determined that our level of achievement against corporate goals was 85%, this is further described in the Compensation Discussion and Analysis section of our 2006 Proxy Statement.  This stock option grant put Mr. Bonney’s 2007 long-term incentive compensation at about the 60th percentile compared to the peer group and survey benchmarking data used by the Compensation Committee.

The Compensation Committee’s determinations to grant our Named Executive Officers (other than Mr. Bonney) stock options in February 2007 were made after careful consideration of the benchmarking and other evaluation criteria described above, with significant emphasis placed on retention considerations and each Named Executive Officer’s potential future contributions to our performance. Details of the stock option grants made to the Named Executive Officers in 2007 can be found in the Summary Compensation Table and Grants of Plan-Based Awards in 2007 Table in this proxy statement.   These stock option grants put the 2007 long-term incentive compensation paid to these Named Executive Officers between the 50th and 75th percentiles compared to the peer group and survey benchmarking data used by the Compensation Committee.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call the undersigned at 781.860.8202.

Very truly yours,

CUBIST PHARMACEUTICALS, INC.

/s/ Tamara L. Joseph

Tamara L. Joseph
Senior Vice President, General Counsel and Secretary

cc:	Suzanne Hayes, Legal Branch Chief
Laura Crotty, Staff Attorney
Michael W. Bonney, President and Chief Executive Officer
Laurie A. Cerveny, Bingham McCutchen LLP